Pricing Supplement, dated May 7, 2007
(To the Prospectus dated January 5, 2007; Prospectus
Supplement dated February 28, 2007; and Product Prospectus
Supplement dated March 6, 2007)

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[RBC LOGO]                                   $2,300,000
                          Reverse Convertible Notes due November 13, 2007
                   Linked to the Common Stock of a Single Reference Stock Issuer
                             Senior Global Medium-Term Notes, Series C

================================================================================

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement dated March 6, 2007 and the prospectus supplement dated February 28, 2007.

General: This pricing supplement relates to a Reverse Convertible Notes ("RevCon") offering. The Notes offered hereby are collectively referred to as the "Notes".

Issuer:                       Royal Bank of Canada ("Royal Bank")

Pricing Date:                 May 7, 2007

Issuance Date:                May 10, 2007

Valuation Date:               November 7, 2007

Maturity Date:                November 13, 2007

Deposit Currency              U.S. Dollars

Denominations:                Minimum denomination of $1,000, and integral
                              multiples of $1,000 thereafter.

Reference Stock:

Rev-Con   Principal     Reference Stock           Ticker    Initial Share    Coupon    Barrier   Monitoring Method         CUSIP
-------   ---------     ---------------           ------    -------------    ------    -------   -----------------         -----
  No.      Amount                                              Price          Rate      Price
  ---      ------                                              -----          ----      -----
  86       $2,300,000   Walter Industries, Inc.     WLT       $28.44         10.25%     $22.75   Close of Trading Day    78008EHG5


Coupon Payment Dates:         August 13, 2007 and November 13, 2007

Term:                         Six (6) months

Initial Share Price:          The closing price of the Reference Stock on the
                              Pricing Date.

Final Share Price:            The closing price of the Reference Stock on the
                              Valuation Date

Payment at Maturity (if       For each $1,000 principal amount of the Notes, the
held to maturity):            investor will receive $1,000 plus any accrued and
                              unpaid interest at maturity unless:

                              (i) the Final Stock Price is less than the Initial Stock Price; and

                              (ii)    (a) for notes subject to Intra-Day
                                      Monitoring, at any time during the
                                      Monitoring Period, the trading price of
                                      the Reference Stock is less than the
                                      Barrier Price, or

                                      (b) for notes subject to Close of
                                      Trading Day Monitoring, on any day
                                      during the Monitoring Period, the
                                      closing price of the Reference Stock is
                                      less than the Barrier Price.

                              If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value thereof. If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

                              Investors in these Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:            From and excluding the Pricing Date to and
                              including the Valuation Date

Monitoring Method:            As set forth above

Physical Delivery Amount:     For each $1,000 principal amount, a number of
                              shares of the Reference Stock equal to the principal amount divided by the Initial Share
                              Price. If this number is not a round number then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date. The amount that an investor may receive upon sale of their Notes prior to maturity may be less than the principal amount of such Notes.

Calculation Agent:            The Bank of New York

Listing:                      None

Settlement:                   DTC; global notes

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "Specific Terms of the Reverse
                              Convertible Notes" in the product supplement with respect to reverse convertible notes dated March
                              6, 2007.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated March 6, 2007 and "Selected Risk Considerations" beginning on page P-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                   Proceeds to Royal Bank of
                            Price to Public              Agent's Commission                 Canada
                            ---------------              ------------------                 ------
Per Note                            100%                       1.25%                        98.75%
Total                           $2,300,000                 $28,750.00                 $2,271,250.00

                         RBC Capital Markets Corporation
                                   May 7, 2007

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.



                     ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated March 6, 2007, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated March 6, 2007, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated March 6, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000342/
     o35159e424b3.htm

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.



Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual Reference Stock performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date. We cannot predict the Reference Stock performance.

The table below illustrates the payment at maturity assuming an initial investment of $1,000 if the Final Share Price (as a percentage of the Initial Share Price) were any of the hypothetical prices shown in the left column. We have assumed a Barrier Price of 80%. For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price of the Reference Stock does not close below the Barrier Price on any day during the Monitoring Period. The third column shows the hypothetical payment at maturity (as a percentage of the Principal Amount) in the case where the market price does close below the Barrier Price on any day during the Monitoring Period. The fourth column shows the hypothetical Physical Delivery Amount assuming an Initial Share Price of $100 (as a number of shares of the Reference Stock). The fifth column shows the hypothetical Cash Delivery Amount (as a percentage of the Initial Share Price), should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

The prices in the left column represent hypothetical Final Share Prices and are expressed as percentages of the Initial Share Price. The amounts in the second and third columns represent the hypothetical payments at maturity, based on the corresponding hypothetical Final Share Prices.

                                If the closing market    If the closing market
                                     price of the             price of the
                                   Reference Stock       Reference Stock falls
                                 does not fall below       below the Barrier
                                 the Barrier Price on       Price on any day       Hypothetical      Hypothetical
                                  any day during the           during the            Physical           Cash
                                  Monitoring Period:        Monitoring Period:       Delivery          Delivery
                                                                                    Amount as a      Amount as a
    Hypothetical Final               Hypothetical              Hypothetical          Number of      Percentage of
Share Price as Percentage         Payment at Maturity      Payment at Maturity     Shares of the         the
            of                     as Percentage of         as Percentage of         Reference      Initial Share
    Initial Share Price            Principal Amount         Principal Amount           Stock            Price
    -------------------            ----------------         ----------------           -----            -----
          200.00%                       100.00%                  100.00%                n/a              n/a

          175.00%                       100.00%                  100.00%                n/a              n/a

          150.00%                       100.00%                  100.00%                n/a              n/a

          125.00%                       100.00%                  100.00%                n/a              n/a

          100.00%                       100.00%                  100.00%                n/a              n/a

           95.00%                       100.00%             Physical or Cash            10              95.00%
                                                            Delivery Amount

           90.00%                       100.00%             Physical or Cash            10              90.00%
                                                            Delivery Amount

           85.00%                       100.00%             Physical or Cash            10              85.00%
                                                            Delivery Amount

           80.00%                       100.00%             Physical or Cash            10              80.00%
                                                            Delivery Amount

           79.50%                         n/a               Physical or Cash            10              79.50%
                                                            Delivery Amount

           50.00%                         n/a               Physical or Cash            10              50.00%
                                                            Delivery Amount

           25.00%                         n/a               Physical or Cash            10              25.00%
                                                            Delivery Amount

            0.00%                         n/a               Physical or Cash            10               0.00%
                                                            Delivery Amount


The payments at maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical payments at maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered Notes or on an investment in the Reference Stock. Please read "Additional Risk Factors Specific to Your Notes" and "Hypothetical Returns on Your Notes" in the accompanying product prospectus supplement dated March 6, 2007.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the investor (with an implicit option premium paid over time to the investor). The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under "Supplemental Discussion of Canadian Tax Consequences" and "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying product prospectus supplement dated March 6, 2007.



Selected Purchase Considerations

o Market Disruption Events and Adjustments -- The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement dated March 6, 2007. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Reverse Convertible Notes--Consequences of Market Disruption Events" in the product prospectus supplement dated March 6, 2007.

o Principal At Risk -- Investors in these Notes could lose some or a substantial value of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

o    Certain U.S. Federal Income Tax Considerations:

o RevCon No. 86 (WLT): 5.26% of each stated interest payment (10.25% in total) will be treated as an interest payment and 4.99% of each stated interest payment (10.25% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.



     For further discussion of the tax consequences applicable to an investor, please see the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated March 6, 2007.



Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the section "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated March 6, 2007. In addition to the risks described in the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated March 6, 2007, you should consider the following:

o You May Lose Some or All of Your Principal Amount -- You may receive a lower payment at maturity than you would have received if you had invested in the Reference Stock directly. If the Reference Stock performance is not positive, you may receive a payment at maturity of less than the principal amount of your Notes.

o Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity -- While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC Capital Markets Corporation and other affiliates of Royal Bank of Canada will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.



Information Regarding the Issuer of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

     o Walter Industries, Inc.: The common stock of Walter Industries, Inc. is traded on the New York Stock Exchange under the symbol "WLT." According to publicly available information, Walter Industries, Inc. is a diversified company with major interests in homebuilding/financing and industrial operations. The Company markets and supervises the construction of detached, single-family residential homes, primarily in the Southern United States. Walter also manufactures products such as steel, coke, and coal, and extracts and sells methane gas. Information filed with the SEC by Walter Industries, Inc. under the Exchange Act can be located by referencing its SEC file number: 001-13711



Historical Information

The graph beginning on the next page sets forth the historical performance of the Reference Stock. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in this table is for the four calendar quarters in each of 2003, 2004, 2005, 2006 as well as for the first quarter of 2007 and the period from April 1, 2007 through May 7, 2007. (If no price is provided in the table for a particular period that indicates that such Reference Stock was not traded at such time.)

The market price of the Reference Stock on May 7, 2007 was $28.44

We obtained the information regarding the historical performance of the Reference Stock in the charts below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Stock on the Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in any return in addition to your initial investment.

                          Walter Industries, Inc. (WLT)
                                (May-97 - May-07)
                                 [CHART OMITTED]



                                              High Intra-Day          Low Intra-Day               Period-End
                                              Pricing of the         Pricing of the            Closing Price of
  Period-Start           Period-End          Reference Stock         Reference Stock            the Reference
      Date                  Date                  in ($)                  in ($)                 Stock in ($)
      ----                  ----                  ------                  ------                 ------------
    1/1/2003              3/31/2003                5.5992                  4.3281                   4.3987
    4/1/2003              6/30/2003                6.6636                  4.1868                   5.9271
    7/1/2003              9/30/2003                6.709                   4.5651                   5.4126
   10/1/2003             12/31/2003                6.936                   5.3924                   6.7342

    1/1/2004              3/31/2004                6.8048                  5.0191                   6.023
    4/1/2004              6/30/2004                7.0621                  5.8161                   6.8704
    7/1/2004              9/30/2004                8.1517                  6.5072                   8.0811
   10/1/2004             12/31/2004               17.2164                  7.6775                  17.0146

    1/1/2005              3/31/2005               24.112                  15.007                   21.4637
    4/1/2005              6/30/2005               25.1562                 16.6968                  20.2783
    7/1/2005              9/30/2005               24.9696                 19.9706                  24.677
   10/1/2005             12/30/2005               26.5535                 19.9                     25.0805

    1/1/2006              3/31/2006               36.0066                 24.6719                  33.6055
    4/1/2006              6/30/2006               36.0419                 22.4978                  29.0807
    7/1/2006              9/29/2006               28.5763                 20.7071                  21.5293
   10/1/2006             12/29/2006               28.5                    19.9706                  27.05

    1/1/2007              3/31/2007               28.75                   23.9                     24.75
    4/1/2007              5/7/2007                30.80                   25.57                    28.44


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about May 10, 2007, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.



Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated March 6, 2007 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

Based on the current administrative practices and policies of the Canada Revenue Agency, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.


Anti-dilution Adjustments

Anti-dilution adjustments shall be determined according to "General Terms of the Reverse Convertible Notes--Anti-dilution Adjustments" beginning on page PS-10 of the product prospectus supplement dated March 6, 2007, except that, in connection with reverse stock splits, the Initial Reference Stock Price will not be adjusted, unless the reverse stock split occurs after the Pricing Date and on or before the Valuation Date.

            No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $2,300,000



                                   [RBC LOGO]



                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                 Reverse Convertible Notes due November 13, 2007

          Linked to the Common Stock of a Single Reference Stock Issuer



                                   May 7, 2007